Exhibit 99.1
Mindray Medical International Announces First Quarter 2008 Results
Shenzhen, China, May 8, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced its selected unaudited financial results for the first quarter ended March 31, 2008.
Highlights for First Quarter 2008
■	First quarter 2008 net revenues were RMB626.0 million (US$89.3 million), an increase of 48.2% over from RMB 422.4 million (US$54.7 million) in the first quarter 2007.
– – Net revenues generated in international markets in the first quarter 2008 were RMB319.6 million (US$45.6 million), an increase of 49.4% from RMB213.9 million (US$27.7 million) in the first quarter 2007.
– – Net revenues generated in China in the first quarter 2008 were RMB306.4 million (US$43.7 million), an increase of 46.9% from RMB208.5 million (US$27.0 million) in the first quarter 2007.
■	Non-GAAP operating profit, as defined below, in the first quarter 2008 was RMB220.5 million (US$31.4 million), a 54.6% increase from RMB142.6 million (US$18.5 million) in the first quarter 2007. First quarter 2008 GAAP operating profit was RMB199.8 million (US$28.5 million).

■	First quarter 2008 non-GAAP net income, as defined below, was RMB199.2 million (US$28.4 million), an increase of 42.7% from RMB139.6 million (US$18.1 million) in the first quarter 2007. First quarter 2008 GAAP net income was RMB179.4 million (US$25.6 million).

■	First quarter 2008 non-GAAP diluted earnings per share, as defined below, was RMB1.76 (US$0.25) compared to RMB1.25 (US$0.16) in the first quarter 2007. First quarter 2008 GAAP diluted earnings per share was RMB1.59 (US$0.23). First quarter 2008 income tax expense was RMB40.8 million (US$5.8 million), representing an effective tax rate of 18.5% compared to a 15.7% effective tax rate in the first quarter 2007, or an increase of 78.6% from RMB 22.9 million (US$3.0 million) in the first quarter 2007.

■	Mindray provides gross margin, operating margin, net income and earnings per share on a non-GAAP basis that exclude non-cash, share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. – The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of Non-GAAP Financial Measures.”
“We delivered another quarter of strong results both in China and international markets,” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “During the quarter, we successfully acquired Datascope Corporation’s patient monitoring business, bringing us one step closer to our goal of becoming a leading global medical device provider which will allow us to make high-quality and affordable medical devices available to the greatest number of doctors and hospitals in China and in the world.”
The company develops and manufactures over 40 products which are available in more than 140 countries.
“Despite a challenging currency environment, we achieved high growth in international markets that was widespread across geographies and well balanced between product segments while maintaining a high gross margin,” added Mr. Li Xiting, Mindray’s president and co-chief executive officer. “In our home market, we delivered more than 40 percent growth in sales for the fourth consecutive quarter. With a world-class R&D team and strict capital discipline, we continued to drive down costs and enhance overall operating efficiency to achieve higher year-over-year growth in our operating profit than in revenues during the quarter.”

Financial Results for First Quarter 2008
Mindray reported net revenues of RMB626.0 million (US$89.3 million) for the first quarter 2008, a 48.2% increase from RMB422.4 million (US$54.7 million) in the first quarter 2007.
Net revenues generated in international markets in the first quarter 2008 increased 49.4% to RMB319.6 million (US$45.6 million) from RMB213.9 million (US$27.7 million) in the first quarter 2007.
Net revenues generated in China in the first quarter 2008 increased 46.9% to RMB306.4 million (US$43.7 million) from RMB208.5 million (US$27.0 million)in the first quarter 2007.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 30.2% to RMB208.9 million (US$29.8 million) from RMB160.5 million (US$20.8 million) in the first quarter 2007. The patient monitoring & life support products segment contributed 33.9% to total net segment revenues in the first quarter 2008.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 56.1% to RMB208.7 million (US$29.8 million) from RMB133.7 million (US$17.3 million) in the first quarter 2007. The in-vitro diagnostic products segment contributed 33.9% to total net segment revenues in the first quarter 2008.
Medical Imaging Systems: Medical imaging systems segment revenues increased 61.2% to RMB189.1 million (US$27.0 million) from RMB117.3 million (US$15.2 million) in the first quarter 2007. The medical imaging systems segment contributed 30.7% to total net segment revenues in the first quarter 2008.
Gross Margins
First quarter 2008 non-GAAP gross profit, as defined below, was RMB359.4 million (US$51.3 million), a 48.4% increase from RMB242.2 million (US$31.4 million) in the first quarter 2007. Non-GAAP gross margin was 57.4% in the first quarter 2008 compared to 57.3% in the first quarter 2007 and 53.8% in the fourth quarter 2007. First quarter 2008 GAAP gross profit was RMB353.9 million
(US$50.5 million) compared to RMB237.1 million (US$30.7 million) in the first quarter 2007.
Operating Expenses
Non-GAAP selling expenses for the first quarter 2008 were RMB69.3 million (US$9.9 million), or 11.1% of total net revenues, compared to 10.2% in the first quarter 2007 and 13.8% in the fourth quarter 2007. GAAP selling expenses for the first quarter 2008 were RMB75.1 million (US$10.7 million).
Non-GAAP general and administrative expenses for the first quarter 2008 were RMB14.6 million (US$2.1 million), or 2.3% of total net revenues, compared to 4.5% in the first quarter 2007 and 3.2% in the fourth quarter 2007. GAAP general and administrative expenses for the first quarter 2008 were RMB18.7 million (US$2.7 million).
Non-GAAP research and development expenses for the first quarter 2008 were RMB54.9 million (US$7.8 million), or 8.8% of total net revenues, compared to 8.8% of total net revenues in the first quarter 2007 and 9.1% in the fourth quarter 2007. GAAP research and development expenses for the first quarter 2008 were RMB60.3 million (US$8.6 million).
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were RMB16.0 million (US$2.3 million) in the first quarter 2008, compared to RMB13.3 million (US$1.7 million) in the first quarter 2007 and RMB17.5 million (US$2.4 million) in the fourth quarter 2007.
Non-GAAP operating profit, as defined below, in the first quarter 2008 was RMB220.5 million (US$31.4 million), a 54.6% increase from RMB142.6 million (US$18.5 million) in the first quarter 2007. Non-GAAP operating margins were 35.2% in the first quarter 2008, compared to 33.8% in the first quarter 2007 and 27.6% in the fourth quarter 2007. GAAP operating profit in the first quarter 2008 was RMB199.8 million (US$28.5 million) compared to RMB124.6 million (US$16.1 million) in the first quarter 2007.
Net Income
First quarter 2008 non-GAAP net income increased 42.7% year-over-year to RMB199.2 million (US$28.4 million) from RMB139.6 million (US$18.1 million) in the first quarter 2007. Non-GAAP net margins were 31.8% in the first quarter 2008, compared to 33.1% in the first quarter 2007 and 27.5% in the fourth quarter 2007. First quarter 2008 GAAP net income was RMB179.4 million (US$25.6 million) compared to RMB122.4 million (US$15.8 million) in the first quarter 2007. First quarter 2008 income tax expense was RMB40.8 million (US$5.8 million), representing an effective tax rate of 18.5% compared to a 15.7% effective tax rate in the first quarter 2007, or an increase of 78.6% from RMB22.9 million (US$3.0 million) in the first quarter 2007.
First quarter 2008 basic and diluted non-GAAP earnings per share were RMB1.86 (US$0.27) and RMB1.76 (US$0.25), respectively. First quarter 2007 basic and diluted non-GAAP earnings per share were RMB1.32 (US$0.17) and RMB1.25 (US$0.16), respectively. First quarter 2008 GAAP basic and diluted earnings per share were RMB1.68 (US$0.24) and RMB1.59 (US$0.23), respectively. First quarter 2007 GAAP basic and diluted earnings per share were RMB1.16 (US$0.15) and RMB1.09 (US$0.14), respectively. Shares used in the computation of diluted earnings per share increased from 111.9 million in the first quarter 2007 to 113.0 million in the first quarter 2008 due to issuances of new shares and grants of share options in the past twelve months.
The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including a 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises.” The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007. While the implementation guide for the “New and Hi-Tech Enterprises” was promulgated on April 14, 2008, the New Law is, pending for implementation by the relevant government authorities. The company expects that it will apply and shall qualify for the “New and High-Tech Enterprise” status that will allow it a 15% income tax rate under China’s Unified Enterprise Income Tax Law. Under applicable accounting rules, until the company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances as well as its income tax, which means a gradual increase in rates over the five-year transition period. If the company had received the approval prior to March 31, 2008, its first quarter 2008 net income would have increased by RMB5.7 million for deferred tax balances and by RMB6.9 million for income tax applicable to its Shenzhen subsidiary using the 15% tax rate. This amount of accrued income taxes will be reversed as soon as the company receives official approval for the “New and Hi-Tech Enterprise” status.
Other Select Data
Average accounts receivable days outstanding was 32 days for the first quarter 2008 compared to 22 days for the first quarter 2007 and 26 days for the full year 2007. Inventory turnover was 64 days for the first quarter 2008 compared to 72 days for the first quarter 2007 and 55 days for the full year 2007. Average accounts payable days outstanding was 68 days for the first quarter 2008 compared to 75 days for the first quarter 2007 and 59 days for the full year 2007.
As of March 31, 2008, the company had RMB 2,145.2 million (US$305.9 million) in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures for the first quarter 2008 were RMB218.7 million (US$31.2 million) and RMB68.8million (US$9.8 million), respectively.
As of March 31, 2008 the company had 4,050 employees compared to 3,705 employees on December 31, 2007.
Business Outlook for Full Year 2008
In March 2008, Mindray agreed to acquire Datascope Corporation’s (Nasdaq: DSCP) patient monitoring business for approximately $202 million in cash (the “Datascope acquisition” or the “transaction”). The transaction, expected to close in mid-May will create upon completion the third-largest player in the global patient monitoring device industry and furthers Mindray’s goal of becoming a leading provider of high-quality medical devices to markets worldwide. After closing of the transaction, the company expects its full-year 2008 net revenue guidance to be in the range of US$560 million to US$580 million, assuming the consolidation of Datascope’s patient monitoring business starting from May 1, 2008.
The updated full-year 2008 non-GAAP (excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions) net income guidance will be in the range of US$132 million to US$135 million, taking into consideration a 15% effective income tax rate after certain government tax incentives and rebates.
Non-GAAP EPS is expected to be in the range of US$1.16 to US$1.18 per fully diluted share based on an estimated average diluted share count of 114 million for the year. Previously issued non-GAAP EPS guidance was in the range of US$1.15 to US$1.17 per fully diluted share (based on Mindray’s estimated average forecast foreign exchange rate of RMB7.15 to US$1.00 at the time of issuance). The company expects the Datascope acquisition to yield a neutral impact to its 2008 non-GAAP EPS.
In accordance with SFAS No. 123R, the company estimates total share-based compensation expenses in 2008 will be approximately US$11 million based on employee share options that have been granted as of May 7, 2008. The company expects approximately US$20 million in acquisition-related intangible amortization expenses in 2008 including the April 2006 acquisition of minority interest and the Datascope acquisition, subject to the finalization of the purchase price allocation for the Datascope acquisition.
The company expects its capital expenditure for 2008 to be in the range of US$90 million to US$110 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
The translation rate of RMB to USD in the business outlook section is based on Mindray’s estimated average forecast foreign exchange rate, which is RMB6.725 to US$1.00.
Change in Reporting Currency to the U.S. Dollar
Effective April 1, 2008, Mindray changed its reporting currency to the U.S. Dollar (US$). Mindray will report its consolidated financials in U.S. Dollars (US$) starting from its second quarter 2008 results. The change in reporting currency will (1) more accurately reflect Mindray’s increased global operations following the closing of the Datascope acquisition and (2) improve investors’ comprehension of Mindray’s financial results and ability to compare with other companies internationally. Prior to March 31, 2008, the company’s annual and quarterly financial statements and notes were prepared and reported in Renminbi (RMB). The company will provide financial results for periods prior to March 31, 2008, restated to reflect the US$ as the reporting currency for comparison to the financial results for the quarters ended March 31, 2007, June 30, 2007, March 31, 2008 and June 30, 2008, and for the year ended December 31, 2007, with the announcement of its second quarter 2008 financial results.
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 a.m. on May 8, 2008 U.S. Eastern Time (8:00 p.m. on May 8, 2008 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
Hong Kong: +852-3002-1672
US Toll Free: +1-800-706-7748
International: +1-617-614-3473
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until May 19, 2008.
US Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 61704457
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at www.mindray.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products, and medical imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Moscow, Istanbul, London, Mexico City, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit www.mindray.com.
Use of Non-GAAP Financial Measures
The company has reported (1) for the first quarter 2008 non-GAAP net income, operating income, and earnings per share on a non-GAAP basis and (2) for the estimated full year 2008 non-GAAP net income and earnings per share. Each of the terms as used by the company is defined as follows:
■	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets.

■	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D).

■	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.

■	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended March 31, 2007 and 2008, respectively, in the attached financial statements.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s anticipated operating results for 2008, the anticipated timing for closing the Datascope transaction and the corresponding impact on the company’s operating results and the company’s anticipated effective tax rate. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In addition, the Datascope transaction may not close when anticipated or at all. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on June 26, 2007. Our results of operations for the first quarter of 2008 and for fiscal year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarters ended March 31, 2008, March 31, 2007, and December 31, 2007 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2008, March 30, 2007, and December 31, 2007 which was RMB7.0120, RMB7.7232, and RMB7.2946 to US$1.00, respectively, unless noted otherwise. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
The accounting policies underlying the financial information for the segmental reporting are based primarily on statutory accounting requirements in the PRC.
For investor and media inquiries please contact:
In China:
Investor Relations
May Li
Mindray Medical International Limited
Tel: +86-755-2658-2518
E-mail: IR@Mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December
	31, 2007	As at March 31, 2008
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
	(In thousands)	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,379,009	1,486,983	212,063
Short-term investments	407,744	658,244	93,874
Accounts receivable, net	210,176	234,473	33,439
Inventories	181,022	202,418	28,867
Value added tax receivables	238	60	9
Other receivables	39,155	43,131	6,151
Prepayments and other	14,009	19,783	2,821
Deferred tax assets — current portion	4,400	3,550	506

Total current assets	2,235,753	2,648,642	377,730

Loans to employees	4,366	3,876	553
Long-term investments	250,000	—	—
Other assets	15,294	15,291	2,181
Advance for purchase of plant and equipment	132,053	152,332	21,724
Property, plant and equipment, net	350,551	406,407	57,959
Land use right	17,764	17,731	2,529
Intangible assets, net	130,649	125,942	17,961
Goodwill	122,169	122,169	17,423

Total assets	3,258,599	3,492,390	498,059

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	63,460	62,508	8,914
Accounts payable	132,820	148,757	21,215
Advance from customers	52,696	61,583	8,783
Salaries payables	60,857	33,707	4,807
Other payables	124,661	283,849	40,480
Income taxes payable	56,246	82,190	11,721
Other taxes payable	14,801	13,547	1,932

Total current liabilities	505,541	686,141	97,852

Advance from customers	—	14,003	1,997
Minority interests	11	11	2
Deferred tax liabilities, net	24,699	23,751	3,387

	24,710	37,765	5,386

Shareholders’ equity:
Ordinary shares	111	111	16
Additional paid-in capital	2,062,361	2,083,314	297,107
Retained earnings	737,596	778,932	111,086
Accumulated other comprehensive loss	(71,720)	(93,873)	(13,387)

Total shareholders’ equity	2,728,348	2,768,484	394,821

Total liabilities and shareholders’ equity	3,258,599	3,492,390	498,059

(1)	all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2008 were made at the noon buying rate of the Federal Reserve Bank of New York as of March 31, 2008, which was RMB 7.012 to US$1.00

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2007	2008	2008
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Net revenues
-PRC	208,543	306,388	43,695
- International	213,866	319,605	45,580
Net revenues	422,409	625,993	89,275
Cost of revenues (note 2)	(185,282)	(272,101)	(38,805)

Gross profit	237,127	353,892	50,469

Selling expenses (note 2)	(48,050)	(75,065)	(10,705)
General and administrative expenses (note 2)	(23,168)	(18,720)	(2,670)
Research and development expenses (note 2)	(41,265)	(60,304)	(8,600)
Other general expenses	(37)	(44)	(6)

Operating income	124,607	199,759	28,488

Other income, net	3,164	3,596	513
Interest income	17,560	16,884	2,408
Interest expense	(96)	(35)	(5)

Income before income taxes and minority interests	145,235	220,204	31,404

Provision for income taxes	(22,866)	(40,837)	(5,824)
Minority interests	—	—	—

Net Income	122,369	179,367	25,580

Basic earnings per share	1.16	1.68	0.24

Diluted earnings per share	1.09	1.59	0.23

Shares used in the computation of:
Basic earnings per share	105,743,984	106,962,659	106,962,659

Diluted earnings per share	111,869,215	112,998,260	112,998,260

(2)	Share-based compensation charges incurred during the period related to:

Cost of revenues	349	789	113
Selling expenses	4,892	5,767	822
General and administrative expenses	4,022	4,091	583
Research and development expenses	4,000	5,357	764

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended March 31,
	2007	2008	2008
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Non-GAAP net income (note 3)	139,633	199,231	28,413
Non-GAAP net margin	33.1%	31.8%	31.8%
Expense/Amortization of acquired intangible assets	(4,707)	(4,707)	(671)
Deferred tax impact related to acquired intangible assets	706	847	121
Effect of change in tax rate on deferred tax	—	—	—
Share-based compensation	(13,263)	(16,004)	(2,282)

GAAP net income	122,369	179,367	25,580
GAAP net margin	29.0%	28.7%	28.7%

Non-GAAP income per share — basic	1.32	1.86	0.27
Non-GAAP income per share — diluted	1.25	1.76	0.25

GAAP income per share — basic	1.16	1.68	0.24
GAAP income per share — diluted	1.09	1.59	0.23

Shares used in computation of:
Basic earnings per share	105,743,984	106,962,659	106,962,659

Diluted earnings per share	111,869,215	112,998,260	112,998,260

Non-GAAP operating income	142,577	220,470	31,442
Non-GAAP operating margin	33.8%	35.2%	35.2%
Expense/Amortization of acquired intangible assets	(4,707)	(4,707)	(671)
Share-based compensation	(13,263)	(16,004)	(2,282)

GAAP operating income	124,607	199,759	28,488
GAAP operating margin	29.5%	31.9%	31.9%

Non-GAAP gross profit	242,183	359,388	51,253
Non-GAAP gross margin	57.3%	57.4%	57.4%
Expense/Amortization of acquired intangible assets	(4,707)	(4,707)	(671)
Share-based compensation	(349)	(789)	(113)

GAAP gross profit	237,127	353,892	50,469
GAAP gross margin	56.1%	56.5%	56.5%